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EXHIBIT 20


FOR IMMEDIATE RELEASE


                     NORTHWESTERN TO ACQUIRE MONTANA POWER'S
                 ENERGY DISTRIBUTION BUSINESS FOR $1. 1 BILLION


Sioux Falls, S.D. -- October 2, 2000 -- NorthWestern Corporation (NYSE:NOR), a $5 billion diversified services and solutions company, announced today that it has entered into a definitive agreement under which NorthWestern will acquire The Montana Power Company's (NYSE:MTP) energy distribution and transmission business for approximately $1.1 billion in cash, including approximately $488 million in existing Montana Power debt. The transaction will be accounted for as a purchase and is expected to be accretive to NorthWestern's earnings per share upon its completion. NorthWestern anticipates that the transaction will close in the first half of 2001.

The Montana Power assets include regulated electric and natural gas distribution and transmission operations -- and certain unregulated, energy-related businesses that provide products and services to industrial, institutional and commercial customers.

NorthWestern is one of the leading services and solutions providers in North America, serving more than two million energy and communications customers nationwide. The company's revenues have risen from $200 million to $5 billion over the past five years, and this transaction represents another significant step in NorthWestern's growth strategy. This acquisition will extend the company's service offerings to an additional 439,000 electric and natural gas customers in Montana and enhance its ability to reach out to new customers in the western United States.



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NorthWestern anticipates additional benefits from the transaction, including:
- Improved strategic positioning and a platform to capitalize on future regional growth opportunities within the energy industry,
- Expansion of the company's annual energy revenues by more than $590 million,
-    A strong earnings stream and robust cash flow,
- An accretive earnings effect that accelerates NorthWestern's targeted double-digit growth.

"We are very excited to announce this strategic transaction with Montana Power," said Merle D. Lewis, chairman and chief executive officer of NorthWestern Corporation. "Joining with another dynamic company in our region positions us for success in the new energy marketplace. Montana Power is a company whose customer-focused values we embrace, and whose 87-year history is a fundamental part of Montana's legacy."

Lewis continued, "Montana Power serves an area with similar service characteristics to NorthWestern's, and has a record of providing outstanding customer care. This transaction creates benefits for all our stakeholders customers, employees, communities and shareholders alike - and strategically positions us to be a leading energy transmission and distribution company in the region."

"NorthWestern and Montana Power are proud of our outstanding workforce, an exceptional work ethic and a drive to succeed in the changing, consolidating energy industry", said Richard R. Hylland, president and chief operating officer of Northwestern. "We are delighted to welcome the Montana Power team into the NorthWestern family and look forward to working together to achieve extraordinary growth and success for our customers."



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"This agreement brings together two companies with decades of experience in serving the needs of energy customers in the northern tier states," said Bob Gannon, Montana Power's chairman and chief executive officer. "In evaluating potential bidders, we said we would examine a broad range of factors, including, but not limited to, financial strength, operating experience to preserve reliable electricity and natural gas service, reputation for fair dealing with customers and employees, and the ability to finalize any transactions. NorthWestern's stellar track record and reputation clearly meets our objectives. We are confident that Montana Power customers, employees and the communities we serve will benefit from exciting new opportunities with this dynamic, growing company."

Montana Power currently serves more than 288,000 electric and 151,000 natural gas customers in a 107,000-square-mile area in central and western Montana. This area contains more than 86 percent of the state's population, in addition to major commercial, manufacturing and recreational areas, including Helena, Butte, Billings, Missoula, Great Falls, Bozeman and Yellowstone National Park. Upon completion of the transaction, NorthWestern will distribute natural gas and electricity to more than 575,000 customers in Montana, South Dakota, and Nebraska.

The combined electric distribution and transmission system will consist of more than 20,000 miles of electric lines and associated terminal facilities. The combined natural gas distribution system will include over 5,000 miles of pipelines. Through these systems, NorthWestern will have the capacity to provide energy to wider regions of the country.

Additionally, Montana Power's strategically located natural gas pipelines will provide NorthWestern access to competitively-priced Canadian gas supply and interconnections with four major pipeline companies: NOVA, Havre Pipeline Company, Williston Basin Interstate Pipeline Company and Colorado Interstate Gas Company.




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 "Customers across the state of Montana will continue to receive the same great service from the same great people at all hours in any weather," said Michael J. Hanson, president and chief executive officer of NorthWestern Public Service, the company's electric and gas distribution entity. "We are also committed to working towards competitive and stable energy rates for our energy customers while maintaining the highest levels of reliability and customer satisfaction.

"NorthWestern Corporation was ranked the No. 1 energy company on FORTUNE magazine's Most Admired Companies list," added Hanson. "We believe our company's success results from living and working by our SPIRIT values -- service excellence, performance, integrity, respect, innovation and teamwork -- and we will continue to be guided by these values in every community as we pursue future growth for the benefit of our customers."

"We also recognize that our people are our most important asset, and we are excited about the new opportunities for professional growth and advancement this transaction will create for employees of Montana Power and NorthWestern," Hanson continued. "Based on the similar cultures and shared values of our two organizations, we anticipate a smooth integration that combines the best practices of both companies as we serve customers throughout the region."

NorthWestern expects to maintain the Butte headquarters of Montana Power's energy distribution businesses and, under the terms of the agreement, the company will continue to operate under the "The Montana Power Company" name in the state of Montana. NorthWestern intends to draw on the existing skills and experience within both organizations to enhance its already superior level of customer service.

The transaction is subject to certain conditions, such as receipt of regulatory approvals, including a determination of the Montana Public Service Commission, the Federal Energy Regulatory Commission, and any necessary antitrust determinations -- and the approval of Montana Power's shareholders. The acquisition is fully financed and, therefore, is not subject to a financing condition.


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Credit Suisse First Boston acted as financial advisor, and Paul, Hastings
Janofsky & Walker LLP acted as legal counsel to NorthWestern. Goldman, Sachs & Co. acted as financial advisor, and Millbank, Tweed, Hadley & McCloy LLP acted as legal counsel to Montana Power.

About NorthWestern
NorthWestern Corporation and its partner entities are leading providers of services and solutions to more than two million customers across America in the communications and energy sectors. NorthWestern's partner entities include Expanets, the largest U.S. mid-market provider of networked communications solutions and services; Blue Dot-Registered Trademark-, a national provider of air conditioning, heating, plumbing and related services; CornerStone Propane Partners, L.P. (NYSE: CNO), the nation's fifth largest retail propane distribution entity; and NorthWestern Public Service, a provider of electric, natural gas and communication services to Midwestern customers. Further information about NorthWestern is available on the Internet at http://www.northwestern.com.

About Montana Power Company
The Montana Power Company is a diversified investor-owned electric and natural gas distribution entity with nonregulated businesses in coal, oil and natural gas, and independent power production, and telecommunications. The company announced on March 28, 2000 that it would divest all of its energy businesses, including its electric and natural gas distribution operations, and invest the proceeds in telecommunications under Touch America. On September 20, 2000, Montana Power announced that BBI Power Corporation will acquire its independent power business. On August 28, the company announced that PanCanadian Petroleum Limited of Calgary is acquiring its oil and gas properties, and on September 15, the company announced that Westmoreland Coal Company of Colorado Springs is purchasing its coal business. Touch America is a wholly-owned fiber-optic and wireless data transport telecommunications subsidiary of Montana Power, providing national long distance, private line, Internet, and business telephone equipment products and services. The company's digital fiber optic network, which will reach 26,000 route miles nationally by year-end 2001, employs the most advanced telecommunications technology available today. Touch America and The Montana Power Company are based in Butte, Mont. Information about Montana Power can be found at http://www.mtpower.com.

Forward-looking Language
This press release contains certain forward-looking statements within the meaning of the safe-harbor provisions of the Securities Exchange Act of 1934; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, the terms associated with obtaining regulatory approvals, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.
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Additional Information
In connection with the proposed transaction, Montana Power will file a definitive Proxy Statement with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive Proxy Statement (when available) and other documents filed by NorthWestern and Montana Power with the SEC at the Commission's web site at http://www.sec.gov. Free copies of the definitive Proxy Statement, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of NorthWestern's filings may be obtained by directing a request to NorthWestern Corporation, 125 S. Dakota Ave., Sioux Falls, SD 57104. Telephone: (605) 978-2908. Free copies of Montana Power's filings may be obtained by directing a request to The Montana Power Company, 40 East Broadway, Butte, MT 59701. Telephone: (406) 497-3000.

Financial Analyst Teleconference:
There will be a financial analyst conference call today at 9 a.m. EDT to discuss the transaction. The live and on-demand webcast of the call will be available online at www.streetfusion.com, as well as www.northwestern.com.


Satellite Uplink for B-roll
Monday, October 2, 2000                     Monday, October 2, 2000
8:00 to 8:30 am EDT                         12:00 to 12:30 pm EDT
Telstar 4; Transponder 6 C-Band             Telstar 4; Transponder 6 C-band
Downlink frequency 3820 horizontal          Downlink frequency 3820 horizontal

If you have any technical questions or problems with the satellite feed for B-roll, please call Brett Curran at (212) 627-5622.

Contact Information:
 Contacts for NorthWestern                       Contacts for Montana Power

 Investors:                                      Investors:
 Rogene Thaden                                   Linda McGillen
 605-978-2904                                    406-496-5211
 rogene.thaden@northwestern.com                  lmcgillen@mtpower.com

 Media:                                          Media:
 Paul Wyche                                      Cort Freeman
 605-978-2856                                    406-496-2368
 paul.wyche@northwestern.com                     cfreeman@mtpower.com


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